Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor assumes operatorship of Syncrude

Calgary, Alberta (October 1, 2021) – Suncor today confirmed that it has assumed operatorship of the Syncrude Joint Venture, a critical step towards driving greater efficiencies and competitiveness across all Suncor-operated assets in the Regional Municipality of Wood Buffalo (RMWB).

The arrangement, which has the full support of the Syncrude joint venture owners and was initially announced in the fourth quarter of 2020, reflects Suncor’s confidence in the Syncrude asset and is part of a multi-year strategy to improve its operational performance, efficiency and competitiveness.

“In 2016 we acquired the interest of Canadian Oil Sands and since that time have continued to work with the other owners to find ways to capture increased value,” said Mark Little, Suncor president and chief executive officer. “Since the plan to assume operatorship was announced late last year, we’ve worked closely with the Syncrude team as well as the other joint venture owners to ensure a smooth transition of operatorship. Today marks a new chapter for the Syncrude project and by capitalizing on the collective strength of all of the Suncor-operated assets in the RMWB, we’ll work to improve operating performance and unlock significant value.”

In the RMWB, Suncor operates its Oil Sands Base Plant, in situ assets Firebag and McKay River, as well as joint venture assets Fort Hills Limited Partnership and Syncrude. Since 2016, Suncor has grown its ownership in Syncrude from 12% to 58.74% through acquisitions.

The Syncrude joint venture owners are operator Suncor (58.74%), Imperial Oil Resources Limited (25.0%), Sinopec Oil Sands Partnership (9.03%) and CNOOC Oil Sands Canada (7.23%).

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include statements and expectations regarding Suncor assuming operatorship of the Syncrude Joint Venture, including the expectation that Suncor will work to improve operating performance and unlock significant value. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Suncor’s Management's Discussion and Analysis for the second quarter of 2021 dated July 28, 2021, its Annual Information Form and Annual Report to Shareholders, each dated February 24, 2021, Form 40-F dated February 25, 2021, and other documents Suncor files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada's leading integrated energy company, with a global team of over 30,000 people. Suncor's operations include oil sands development, production and upgrading, offshore oil and gas, petroleum refining in Canada and the US, and our national Petro-Canada retail distribution network (now including our Electric Highway network of fast-charging EV stations). A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is responsibly developing petroleum resources, while profitably growing a renewable energy portfolio and advancing the transition to a low-emissions future. Suncor is listed on the UN Global Compact 100 stock index. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor

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